Mail Stop 4561

December 13, 2006

Steven L. Lilly
Chief Financial Officer
National Rural Utilities Cooperative Finance Corporation
2201 Cooperative Way
Herndon, VA 20171

      Re: National Rural Utilities Cooperative Finance Corporation
                  Form 10-K for Fiscal Year Ended May 31, 2005
                  Forms 10-Q for Fiscal Quarters Ended
                  August 31, 2005, November 30, 2005
                  Filed January 12, 2006
                  File No. 001-07102

Dear Mr. Lilly:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                  Sincerely,

                  Paul Cline
                  Senior Accountant